Via EDGAR and Overnight Delivery

October 9, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  John Reynolds; Pamela Howell; Adam F. Turk; Julie Marlowe; Craig

Arakawa

Re:        Boot Barn Holdings, Inc.

Registration Statement on Form S-1

Filed September 29, 2014

File No. 333-199008

Ladies and Gentlemen:

On behalf of Boot Barn Holdings, Inc. (the “Company”), we submit this letter and the following information in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 3, 2014 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).  Courtesy copies of this letter and the Amendment, specifically marked to show changes made to the Registration Statement in preparing the Amendment, are being submitted to you by overnight courier.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter noted above. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Amendment.

October 9, 2014 Page 2

General

1.            We note your response to comment two of our letter dated September 26, 2014 and understand that you considered presenting supplemental pro forma information for purposes of discussing your results of operations but ultimately concluded that the supplemental pro forma discussion was not necessary.  Please provide us with an analysis that supports your view that pro forma financial information for the Predecessor Period and Successor Period would not result in a better comparative analysis of the periods.  In this regard, please discuss and quantify the pro forma adjustments that would be required to present pro forma statements of operations that comply with Article 11 of Regulation S-X and describe how each of these adjustments was calculated.  Your analysis should also highlight the differences in individual line items presented on a pro forma basis versus on a combined basis and address your consideration of materiality.

The Company acknowledges the Staff’s comment and understands that if it desires to present the Predecessor Period and Successor Period as a combined fiscal 2012, then such presentation must be prepared in accordance with Article 11 of Regulation S-X regardless of the nature or amount of any pro forma adjustments required by Article 11 or the Company’s view of the relative benefits of such disclosures. Accordingly, the Company hereby advises the Staff that, upon further consideration, it has decided to present the Predecessor Period and Successor Period separately throughout the prospectus in a consistent manner with the consolidated financial statements prepared in accordance with generally accepted accounting principles.

Directors, page 84

2.            We note that prior to joining your board, Ms. Morris was employed as Chief Financial Officer for 5.11 Tactical.  Please clarify the period of time during which Ms. Morris held this position.  Refer to Item 401(e) of Regulation S-K.

The Company has revised its disclosure as requested.  Please see page 86.

October 9, 2014 Page 3

Exhibits

3.            We note your response to comment 4 from our letter dated September 26, 2014, and we reissue the comment with respect to exhibits 10.10, 10.11, 10.12 and 10.13.  Please note that unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) does not contain an exception for schedules which are not material to an investment decision.  We also note that exhibit 10.8 is missing attached exhibits.  Please refile these exhibits in their entirety.  In addition, Exhibit A and Schedule 1 to exhibit 4.2 should be updated before requesting effectiveness.

The Company acknowledges the Staff’s comment and has refiled with the Amendment exhibits 4.2, 10.10, 10.11, 10.12 and 10.13 with all of their respective exhibits and schedules.  The Company hereby advises the Staff that it has amended its previously submitted confidential treatment request to include the limited information that has been redacted from certain schedules now included in the refiling of such exhibits.  The Company further advises the Staff that all exhibits, schedules and annexes to exhibit 10.8 were filed with the Registration Statement.  Please note that there is no Exhibit I to the agreement constituting exhibit 10.8.  The reference to the intentional omission of Exhibit I in the exhibit index to that agreement was included in that agreement, and was not inserted in connection with the filing of exhibit 10.8.

4.            We note that you are requesting confidential treatment for exhibits 10.15 and 10.16.  Please note we will be unable to accelerate the effectiveness of your registration statement during the pendency of your confidential treatment request and that we will need adequate time to process your confidential treatment request prior to the effectiveness of your registration statement.

The Company acknowledges the Staff’s comment.

Please contact me at (714) 830-0669 or Paul Iacono, Chief Financial Officer at the Company, at (949) 453-4403 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Timothy R. Rupp
Timothy R. Rupp

cc: Paul Iacono, Boot Barn Holdings, Inc. Johnny Skumpija, Cravath, Swaine & Moore LLP